EXHIBIT 4.31

AMENDING AGREEMENT

TO:
Globaltex Industries Inc. (the "Issuer")


FROM:
Richard Palmer


DATE:
April 7, 2003


RE: Subscription Agreement between Richard Palmer and the Issuer dated March 5, 2003 (the "Subscription Agreement")


I write now with reference to the Subscription Agreement pursuant to which I subscribed for 1,760,000 Units of the Issuer.

1. According to the Subscription Agreement:

(a) each Unit was to consist of one Common share of the Issuer (a "Share") and one non-transferable Common share purchase warrant (a "Warrant");

(b) each Warrant was to be exercisable to purchase one additional Share for a period of two years at a price of $0.23 per Share in the first year and $0.27 per Share in the second year; and

(c) my participation in the offering of the Units is subject to, among other things, the acceptance of the Subscription Agreement by the TSX Venture Exchange (the "Exchange").

2. I understand that the Exchange has advised the Issuer that, as a condition of its acceptance of the offering, the Warrant exercise price must be amended such that each Warrant will now be exercisable to purchase one additional Share for a period of two years at a price of $0.25 per Share.

3. All other terms and conditions of the Subscription Agreement are to remain unchanged and in full force and effect.

I hereby confirm my agreement that, subject to item 3 above, the Subscription Agreement be amended as described in item 2 above.

Richard Palmer

Acknowledged and accepted this 8th day of April, 2003.

Globaltex Industries Inc.

Per:  "Makr Fields"
 Authorized Signatory

SCHEDULE TO EXHIBIT NUMBER 4.31

The Company has also entered into additional documents which are substantially identical in all material respects to the document filed as an exhibit and which have been omitted from the exhibits. The following is a summary of the documents omitted and the material details in which such documents differ from the document filed:

1. Amending Agreement dated April 7, 2003 between the Company and Tracey-Ann Palmer whereby Ms. Palmer agrees to an amendment in the warrant exercise price;

2. Amending Agreement dated April 7, 2003 between the Company and Graham Mackenzie whereby Mr. Mackenzie agrees to an amendment in the warrant exercise price; and

3. Amending Agreement dated April 7, 2003 between the Company and Bazamakijo Pty Limited whereby Bazamakijo Pty Limited agrees to an amendment in the warrant exercise price.